575 Madison Avenue New York, NY 10022-2585 212.940.8800 tel 212.940.8776 fax..

Peter J. Shea peter.shea@kattenlaw.com (212) 940-6447 direct (212) 894-5724 fax

March 18, 2014

Via EDGAR

United States Securities and Exchange Commission

Washington, D.C. 20549

AccuShares Commodities Trust I Registration Statement on Form S-1

Dear Ladies and Gentlemen:

On behalf of AccuShares Commodities Trust I (the “Trust”) sponsored by our client, AccuShares Investment Management, LLC (the “Sponsor”), as successor to AccuShares Management LLC, we are filing, pursuant to the Securities Act of 1933, together with this correspondence, the Trust’s Registration Statement on Form S-1 (the “Registration Statement”). With this submission we are providing forms of the agreements and other documents that are exhibits to the Registration Statement, other than the Consent of Independent Registered Public Accountants. Copies of the Registration Statement marked to show all changes from the Trust’s second amended draft registration statement that was submitted on November 22, 2013 (File No. 377-00230) are being sent to the Securities and Exchange Commission (the “Commission”) Staff under separate cover.

With respect to the Staff comment letter (“Comment Letter”) to the Sponsor dated December 18, 2013 by Mr. Duc Dang, Special Counsel, we offer the following responses (the headings and comments below correspond to the headings and comments in the Comment Letter). The Trust’s responses have been informed by our discussions with the Staff on December 19, 2013. Capitalized terms used in this letter but otherwise not defined herein are used with the meanings ascribed to them in the Registration Statement.

AUSTIN       CENTURY CITY        CHARLOTTE        CHICAGO        HOUSTON        IRVING        LOS ANGELES
NEW YORK        ORANGE COUNTY        SAN FRANCISCO BAY AREA        SHANGHAI        WASHINGTON, DC

LONDON: KATTEN MUCHIN ROSENMAN UK LLP

A limited liability partnership including professional corporations

United States Securities and Exchange Commission

March 18, 2014

General

1.                  Please expand your disclosure on page 15 and elsewhere, as applicable, to fully explain the Sponsor’s criteria for determining that a distribution of cash would “negatively impact the liquidity of the market for the Fund’s shares.” Discuss any causes that may lead to the effect of market illiquidity upon additional cash distributions. Also, explain how you would notify the market, including whether you would file a prospectus supplement and/or 8-K, once the decision has been made to utilize a paired share distribution instead of cash.

The statement that the Sponsor expects that each Fund will make Regular and Special Distributions in paired shares instead of cash “if, in the opinion of the Sponsor, the payment of such distributions in cash would otherwise negatively impact the liquidity of the market for the Fund’s shares” has been deleted. The Sponsor believes that the remaining circumstances under which the Funds are expected to make Regular and Special Distributions in paired shares, as identified in the referenced section of the Registration Statement, will provide sufficient protection of the level of each Fund’s assets to ensure the liquidity of the market for each Fund’s shares.

Additionally, an explanation of how the market would be notified of the Sponsor’s determination to cause a Fund to make Regular and Special Distributions in paired shares has been added. This determination would be reported on a current report on Form 8-K filed with the Commission.

2.                  We note your response to comment 3 of our letter dated October 21, 2013 that the strategy to primarily distribute cash has the same effect on the Class Value per Share as a paired share distribution. Paired share distributions, while dilutive, would not have impacted your cash/equivalents holdings. In addition, their dilutive effect could be adjusted via a reverse share split. Cash distributions would reduce total Class Value and cash holdings in an amount that is greater than the referenced index movements. As such, please clarify if the provisions in the bullet points on page 15, including the $25 million threshold, are the only safeguards to limit the impact distributions would have on your redemption abilities.

The suggested clarifications have been added.

United States Securities and Exchange Commission

March 18, 2014

3.                  We note your response to comment 3 asking you to balance your “advantages” disclosure. Where you have a subsection, with a subheading, highlighting your advantages, please include a subsequent subsection to highlight any characteristics or aspects of your strategy that could be considered a disadvantage compared to other tracking products. Please discuss the following or advise:

•                     The transaction costs associated with rebalancing an investor’s position, as mentioned within your discussion of advantages. Note that the cash that needs to be rebalanced is greater than the referenced index movement.

•                     The impact on your cash/equivalents holdings that result from distributions. Discuss how cash from a Fund could be depleted at a faster rate when you combine the effects of distributions and redemptions.

•                     An investor’s dependence, immediately following a regular or special distribution, on existing investors to reinvest distributions or new investors to purchase shares in order to maintain the market capitalization of a Fund.

•                     The limitations, if any, on the function of the product based on the paired share creation and redemption requirements.

The suggested revisions have been made.

Where we have responded to a comment concerning one location, we have made corresponding changes also concerning similar disclosure appearing elsewhere in the Registration Statement.

United States Securities and Exchange Commission

March 18, 2014

           Please do not hesitate to contact me at (212) 940-6447 or, in my absence, Kathleen Moriarty at (212) 940-6304 if you have any questions or comments with respect to the foregoing responses or to the Registration Statement.

Very truly yours,

/s/ Peter J. Shea
Peter J. Shea

cc (w/enclosures):	Mr. Duc Dang, Special Senior Counsel
Mr. Isaac Esquivel, Staff Accountant
Mr. Daniel Gordon, Accounting Branch Chief
Mr. Jerard Gibson, Staff Attorney
Mr. Jack Fonss
Mr. Forrest Gilman
Mr. Edward Cataldo
Ms. Kathleen Moriarty
Mr. Thad McElroy